SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(l) of the Securities Exchange Act of 1934

L-3 Communications Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, $0.01 par value
(Title of Class of Securities)

502424104
(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Common Stock)

Christopher C. Cambria, Esq.
L-3 Communications Holdings, Inc.
600 Third Avenue
New York, New York 10016
(212) 697-1111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Vincent Pagano, Esq.
Avrohom J. Kess, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$32,156,700	$3,440.77

*	This amount assumes that 723,289 options to purchase a total of 723,289 shares of common stock of L-3 Communications Holdings, Inc. having an aggregate value of $58,962,519 as of November 15, 2006 will be accepted for amendment pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 5 for fiscal year 2006, equals $107 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Tender Offer Statement on Schedule TO relates to an offer (the ‘‘Offer’’) by L-3 Communications Holdings, Inc., a Delaware corporation (the ‘‘Company’’), to amend certain options (the ‘‘Eligible Options’’) to purchase shares of the Company's common stock which were granted under the Company’s 1999 Long Term Performance Plan (the ‘‘1999 Stock Plan’’) that: (i) have exercise prices per share that were less, or may have been less, than the fair market value per share of the common stock underlying the option on the option’s deemed grant date, (ii) were unvested, either in whole or in part, as of December 31, 2004, (iii) are outstanding (unexercised) as of the last date on which the Offer remains open for acceptance, and (iv) are held by employees of the Company who are subject to income taxation in the United States.

Eligible employees may elect (i) to have Eligible Options amended to increase their exercise prices per share to be equal to what the fair market value per share of the Company’s common stock was on the option’s deemed grant date, and (ii) to receive a cash payment with respect to such amended options equal to the difference between the new exercise price of the amended option and the original exercise price of each eligible option, less applicable tax withholding. The cash payments will be made promptly following January 1, 2007. An ‘‘eligible employee’’ refers to all current employees of the Company as of the last date on which the Offer remains open for acceptance who may participate in the Offer if they hold Eligible Options.

The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend Certain Options, dated November 20, 2006 (the ‘‘Offer to Amend’’), (ii) the related e-mail from Ken Manne, Vice President, Human Resources, dated November 20, 2006, (iii) the Election Form, and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, constitute the ‘‘Disclosure Documents’’ and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively.

The information contained in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.    Summary Term Sheet.

The information set forth in the Offer to Amend under ‘‘Summary Term Sheet and Questions and Answers’’ is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    Name and Address.

The name of the issuer is L-3 Communications Holdings, Inc. The address of its principal executive office is 600 Third Avenue, New York, New York 10016 and the telephone number at that address is (212) 697-1111.

(b)    Securities.

This Tender Offer Statement on Schedule TO relates to the Eligible Options. As of November 15, 2006, up to 723,289 Eligible Options to purchase up to a total of 723,289 shares of common stock of the Company were outstanding. The information set forth in the Offer to Amend under ‘‘Summary Term Sheet and Questions and Answers’’ and ‘‘The Offer—Number of options and amount of consideration; expiration date’’ is incorporated herein by reference.

(c)    Trading Market and Price.

The information set forth in the Offer to Amend under ‘‘The Offer—Price range of shares underlying the options’’ is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)    Name and Address.

The Company is the filing person. The information set forth under Item 2(a) above and the information set forth in the Offer to Amend under ‘‘The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options’’ is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)    Material Terms.

The information set forth in the Offer to Amend under ‘‘Summary Term Sheet and Questions and Answers’’ and ‘‘The Offer’’ is incorporated herein by reference.

(b)    Purchases.

The information set forth in the Offer to Amend under ‘‘The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options’’ is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

(e)    Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under ‘‘The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options’’ is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    Purposes.

The information set forth in the Offer to Amend under ‘‘Summary Term Sheet and Questions and Answers’’ and ‘‘The Offer—Purpose of the Offer’’ is incorporated herein by reference.

(b)    Use of Securities Acquired.

The information set forth in the Offer to Amend under ‘‘Summary Term Sheet and Questions and Answers,’’ ‘‘The Offer—Acceptance of options for amendment and cash payments’’ and ‘‘The Offer—Status of options amended pursuant to the terms of the offer; accounting consequences of the offer’’ is incorporated herein by reference.

(c)    Plans.

The information set forth in the Offer to Amend under ‘‘The Offer—Purpose of the offer’’ is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)    Source of Funds.

The information set forth in the Offer to Amend under ‘‘The Offer—Source and amount of consideration; terms of amended options’’ is incorporated herein by reference.

(b)    Conditions.

Not applicable.

(d)    Borrowed Funds.

Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)    Securities Ownership.

The information set forth in the Offer to Amend under ‘‘The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options’’ is incorporated herein by reference.

(b)    Securities Transactions.

The information set forth in the Offer to Amend under ‘‘The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options’’ and in Schedule A to the Offer to Amend is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations.

Not applicable.

Item 10.    Financial Statements.

(a)    Financial Information.

The information set forth or incorporated by reference in the Offer to Amend under ‘‘The Offer —Information concerning L-3,’’ ‘‘—Additional Information’’ and ‘‘—Financial statements’’ is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 are incorporated by reference herein and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)    Pro Forma Information.

Not applicable.

Item 11.    Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under ‘‘The Offer—Legal matters; regulatory approvals’’ is incorporated herein by reference.

(b)    Other Material Information.

Not applicable.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated November 20, 2006.
(a)(1)(b)	E-mail from Ken Manne, Vice President, Human Resources, dated November 20, 2006.
(a)(1)(c)	Election Form.
(a)(1)(d)	Withdrawal Form.
(a)(1)(e)	Form of Addendum.
(a)(1)(f)	Form of Promise to Make Cash Payment.
(a)(1)(g)	Forms of Confirmation E-mail.
(a)(1)(h)	Forms of Reminder E-mail to Eligible Employees.
(a)(1)(i)	Form of Amendment to Stock Option Agreements.
(a)(1)(j)	Form of Notice of Acceptance of Options for Amendment.
(b)	Not Applicable.
(c)	Not Applicable.
(d)(1)	1999 Long Term Performance Plan, dated April 27, 1999 (incorporated by reference to Exhibit 10.16 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 1999).
(d)(2)	Form of L-3 Communications Holdings, Inc. 1999 Long Term Performance Nonqualified Stock Option Agreement, adopted on August 2, 2006 (incorporated by reference to Exhibit 10.11 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006).
(e)	Not Applicable.
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

Item 13.    Information Required by Schedule 13E-3.

(a)    Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

L-3 Communications Holdings, Inc.
/s/ Christopher C. Cambria Christopher C. Cambria Senior Vice President, Secretary and General Counsel

Date: November 20, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated November 20, 2006.
(a)(1)(b)	E-mail from Ken Manne, Vice President, Human Resources, dated November 20, 2006.
(a)(1)(c)	Election Form.
(a)(1)(d)	Withdrawal Form.
(a)(1)(e)	Form of Addendum.
(a)(1)(f)	Form of Promise to Make Cash Payment.
(a)(1)(g)	Forms of Confirmation E-mail.
(a)(1)(h)	Forms of Reminder E-mail to Eligible Employees.
(a)(1)(i)	Form of Amendment to Stock Option Agreements.
(a)(1)(j)	Form of Notice of Acceptance of Options for Amendment.
(d)(1)	1999 Long Term Performance Plan, dated April 27, 1999 (incorporated by reference to Exhibit 10.16 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 1999).
(d)(2)	Form of L-3 Communications Holdings, Inc. 1999 Long Term Performance Nonqualified Stock Option Agreement, adopted on August 2, 2006 (incorporated by reference to Exhibit 10.11 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006).